FIRST AMENDMENT TO THE SERVICES AGREEMENT

This Amendment to the Services Agreement (“Amendment”) is entered into and effective as of May 27, 2015, by and between Cross Shore Discovery Fund, a Delaware statutory trust (the “Trust”), on behalf of the Cross Shore Discovery Fund, the sole series of the Trust (the “Fund”), and Citco Mutual Fund Services, Inc., a Delaware corporation (“CMFS”).

WHEREAS, the Trust and CMFS entered into a Services Agreement dated December 31, 2014 (the “Agreement”) pursuant to which CMFS provides certain services to the Trust; and

WHEREAS, the parties now desire to amend the Agreement in a manner more particularly described below;

NOW THEREFORE, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	Amendment to Exhibit C titled “Fees and Expenses” Effective immediately, Exhibit C to the Agreement is hereby deleted and replace with revised Exhibit C, as attached hereto.

2.	Capitalized Terms. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement. In the event of a conflict between the terms and conditions of this Amendment and the terms and conditions of the Agreement, the terms and conditions of this Amendment shall control solely with respect to the subject matter addressed herein. Except as specifically amended by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

3.	Counterparts. This Amendment may be executed in one or more counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute a single agreement. A copy of this Amendment executed by a party that is provided to the other party via facsimile or other electronic means shall have the same effect as the originally executed copy of this Amendment.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by its duly authorized representative.

	CROSS SHORE DISCOVERY FUND		CITCO MUTUAL FUND SERVICES, INC.

By:	/s/ Neil Kuttner	By:	/s/ Bryan Haft
	Neil Kuttner		Bryan Haft
	President		Senior Vice President

Date:	06/03/15	Date:	06/03/15

EXHIBIT C

to

Services Agreement

Fees and Expenses

Fund Accounting Services Fee

The Trust shall pay to CMFS for the performance of the Services specified in Exhibit A, a monthly accounting fee (the “Accounting Fee”) based on the calculated month-end net assets of the Trust at the relevant basis points per annum rate as follows, subject always to a minimum annual fee of $25,000:

NAV – Break Points	Basis Points (annualized)
Less than $100 M	4
$100M >and< $1,000 M	2
Greater than $1,000 M	1

For the purposes of this Agreement, “month-end net assets” of the Trust shall mean total assets less total liabilities, including unrealized profits and losses on open positions, accrued income and expenses (before any pending redemptions and before any accrual for management or incentive/performance fees/allocations). By way of example, if the Trust’s month-end net assets are $600 million, the monthly Accounting Fee would be payable at 4 basis points per annum on the first $100 million and 2 basis points per annum on the next $500 million.

Fund Administration Fee

The Trust shall pay to CMFS for the performance of the Services specified in Exhibit B, a monthly administration fee (the “Administration Fee”) based on the calculated month-end net assets of the Trust at the relevant basis points per annum rate as follows, subject always to a minimum annual fee of $37,500 with an additional minimum annual fee of $10,000 per share class operated by the Trust:

NAV – Break Points	Basis Points (annualized)
Less than $100 M	8
$100M >and< $250 M	6
$250M >and< $1,000 M	4
Greater than $1,000 M	2

For the purposes of this Agreement, “month-end net assets” of the Trust shall mean total assets less total liabilities, including unrealized profits and losses on open positions, accrued income and expenses (before any pending redemptions and before any accrual for management or incentive/performance fees/allocations). By way of example, if the Trust’s month-end net assets are $200 million, the monthly Administration Fee would be payable at 8 basis points per annum on the first $100 million and 6 basis points per annum on the next $100 million.

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Compliance Fees

The Trust shall pay to CMFS for providing the Chief Compliance Officer of the Trust as specified in Exhibit B, an annual fee of $25,000. An additional annual fee of $6,000 will be charged for certain CCO support services which the CCO will require to be provided by an unaffiliated delegate.

The Accounting Fee and the Administration Fee shall be calculated and payable monthly in arrears and shall be taken as a percentage of the Trust’s calculated month-end net assets, or if applicable, shall be the minimum monthly fees specified above. All fees shall be paid by the Trust in US Dollars within 10 Business Days of receipt by the Trust of CMFS’s invoice in respect thereof and shall begin to accrue on the date of commencement of Services provided by CMFS to the Trust.

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